Exhibit 2.3

TRANSITION SERVICES AGREEMENT

This Transition Services Agreement (this “Agreement”) dated as of August 22, 2006, is by and between Mayne Pharma (USA) Inc., a Delaware corporation (“Buyer”), and SuperGen, Inc., a Delaware corporation (“Seller”).

RECITALS

WHEREAS, pursuant to that certain Asset Acquisition Agreement (with respect to Nipent and Surface Safe within the United States, Canada and Mexico) dated June 21, 2006 by and between Buyer and Seller (the “Purchase Agreement”), Seller has agreed to sell to Buyer the Specified Assets and Buyer has agreed to assume the Specified Liabilities, in each case as defined in such Purchase Agreement (the “Transaction”); and

WHEREAS, subject to the terms and conditions contained herein, Seller will provide certain Seller Transition Services (as defined herein) to Buyer following the date hereof; and

WHEREAS, subject to the terms and conditions contained herein, Buyer will provide certain Buyer Transition Services (as defined below) to Seller following the date hereof.

AGREEMENT

NOW, THEREFORE, in furtherance of the foregoing premises and in consideration of the mutual covenants contained herein, the parties hereto, intending to be legally bound hereby, agree as follows:

ARTICLE 1
DEFINED TERMS

1.1.          Capitalized terms used but not otherwise defined herein shall have their respective meanings assigned to such terms in the Purchase Agreement.

ARTICLE 2
TRANSITION SERVICES

2.1.          During the term of this Agreement, Seller agrees to provide with respect to the Seller Business each of the services described on Exhibit A attached hereto and made a part hereof (collectively, the “Seller Transition Services”), in the manner and at a relative level of service consistent with the way in which those Transition Services were provided when the Seller Business was owned by the Seller, whether those Transition Services were provided by the Seller Business or by other persons employed or engaged by Seller immediately prior to the date hereof.  During the term of this Agreement, Buyer agrees to provide each of the services described in Exhibit B attached hereto and made a part hereof (collectively, the “Buyer Transition Services”).  The Seller Transition Services and Buyer Transition Services shall be referred to collectively as the “Transition Services.”

2.1.1.       Seller and Buyer shall use commercially reasonable efforts to promptly provide the Transition Services.  Without in any way limiting the previous sentence, Seller shall use its commercially reasonable efforts to perform Seller Transition Services so as to allow Buyer and its affiliates to carry out the Seller Business, promptly and with as little interruptions as practicable, including but not limited to promptly performing all Seller Transition Services specified herein in connection with the transfer of (i) if applicable, the site of any phase of manufacturing of the Products to Buyer’s Colorado facility, and (ii) the analytical testing methods described in the Regulatory Approvals for all Products to Buyer’s Colorado facility.

2.2.          All employees and contractors of Seller that perform services hereunder (“Seller Employees”) shall for all purposes be deemed to be solely employed or contracted with by Seller and not by Buyer (or its affiliates) and Seller shall be solely responsible for all aspects of the employment or contracting of such Seller Employees, including but not limited to promotion, demotion, discipline, vacation, sick pay, paid leave time, unpaid leave time, FMLA (Family and Medical Leave Act), compensation and all benefits.  In the event any claim, complaint, proceeding, litigation or any other legal action arises which contests the employment or contractual status of any Seller Employees, Seller agrees that it shall be exclusively and solely responsible therefor.  Seller shall defend, hold harmless and indemnify Buyer (together with its affiliates and their respective directors, officers, employees, consultants and agents) for any and all claims, damages, costs, fees (including, without limitation, reasonable attorneys fees) and all other expenses of any type whatsoever to the extent they arise out of or are in any way related to any litigation or any other legal action which pertains to the employment, employment status, contractual matters or any other employment-specific issue concerning any such Seller Employees, other than those arising from or relating to Buyer’s treatment of such Seller Employees in the course of providing the Transition Services.  Seller shall maintain and be responsible for all reasonable and customary insurance coverage relating to such Seller Employees, including, but not limited to, health and workers compensation insurance.

2.3.          All employees and contractors of Buyer that perform services hereunder (“Buyer Employees”) shall for all purposes be deemed to be solely employed or contracted with by Buyer and not by Seller (or its affiliates) and Buyer shall be solely responsible for all aspects of the employment or contracting of such Buyer Employees, including but not limited to promotion, demotion, discipline, vacation, sick pay, paid leave time, unpaid leave time, FMLA (Family and Medical Leave Act), compensation and all benefits.  In the event any claim, complaint, proceeding, litigation or any other legal action arises which contests the employment or contractual status of any Buyer Employees, Buyer agrees that it shall be exclusively and solely responsible therefor.  Buyer shall defend, hold harmless and indemnify Seller (together with its affiliates and their respective directors, officers, employees, consultants and agents) for any and all claims, damages, costs, fees (including, without limitation, reasonable attorneys fees) and all other expenses of any type whatsoever to the extent they arise out of or are in any way related to any litigation or any other legal action which pertains to the employment, employment status, contractual matters or any other employment-specific issue concerning any such Buyer Employees, other than those arising from or relating to Seller’s treatment of such Buyer Employees in the course of providing the Transition Services.  Buyer shall maintain and be responsible for all reasonable and customary insurance coverage relating to such Buyer Employees, including, but not limited to, health and workers compensation insurance.

ARTICLE 3
TERM AND TERMINATION

3.1.          Term.  Except as provided below, the term of this Agreement (the “Term”) shall commence on the date hereof and continue (unless sooner terminated pursuant to the terms hereof) until the conclusion and completion of all Transition Services, but no later than three (3) years following the Effective Date.

3.2.          Termination.

3.2.1.       Any and all of the Seller Transition Services provided by Seller hereunder are terminable by Buyer earlier than the period specified on Exhibit A attached hereto upon written notice to Seller; provided, however, that as soon as reasonably practicable following receipt of such written notice, Seller shall advise Buyer as to whether the termination of such Seller Transition Service(s) will require the termination or partial termination of, or otherwise affect the provision of, certain other Seller Transition Services.  If such is the case, Buyer may withdraw its termination notice.  Otherwise, such termination shall be final.

3.2.2.       Any and all of the Buyer Transition Services provided by Buyer hereunder are terminable by Seller earlier than the period specified on Exhibit B attached hereto upon written notice to Buyer; provided, however, that as soon as reasonably practicable following receipt of such written notice, Buyer shall advise Seller as to whether the termination of such Buyer Transition Service(s) will require the termination or partial termination of, or otherwise affect the provision of, certain other Buyer Transition Services.  If such is the case, Seller may withdraw its termination notice.  Otherwise, such termination shall be final.

3.2.3.       Notwithstanding section 3.2.1 and 3.2.2, this Agreement may be terminated:

(a)           partially or in its entirety at any time by the mutual written agreement of the parties hereto; or

(b)           partially or in its entirety at the election of either party(such election to be made in writing) in the event of a material breach by the other party of its obligations hereunder, which shall not have been cured within sixty (60) days after receipt of written notice with respect thereto.

3.2.4.       No termination of this Agreement, in whole or in part, shall discharge, affect or otherwise modify in any manner the rights and obligations of the parties which have accrued or have been incurred prior to such termination, including the obligation of one party to resolve pursuant to the terms hereof any claims identified by the other party.

ARTICLE 4
FEES FOR TRANSITION SERVICES

4.1.          In consideration of the Transition Services provided hereunder by Seller and Buyer, each party shall pay to the other party the fees (the “Fees”) and reasonable out-of-pocket expenses and other third party costs for the proposed services set forth on Exhibit A with respect to the Seller Transition Services and Exhibit B with respect to the Buyer Transition Services.

4.2.          Subject to setoff rights contained in the Purchase Agreement and any other agreement between Buyer and/or its affiliates, on the one hand, and Seller and/or its affiliates, on the other hand, payment on any invoice sent pursuant hereto will be due and payable within thirty (30) days following receipt of such invoice by Buyer or Seller, as the case may be.  All amounts paid pursuant to such invoice shall be paid in United States dollars, by check payable to the order of Seller or Buyer, as the case may be, or by wire transfer of the relevant amount to a bank account previously designated by Seller or Buyer, as the case may be.

ARTICLE 5
INTELLECTUAL PROPERTY

5.1.          This Agreement and the performance of this Agreement will not affect the ownership of any Intangible allocated in the Purchase Agreement.  Neither party will gain, by virtue of this Agreement, any rights of ownership of any Intangible owned by the other without the mutual written consent of the parties.

ARTICLE 6
CONFIDENTIALITY

6.1.          The parties shall maintain all such information exchanged under this Agreement that consists of Confidential Information (as that term is defined in the Confidentiality Agreement) in confidence in accordance with the Confidentiality Agreement.

ARTICLE 7
BOOKS AND RECORDS

7.1.          During the Term and for a period of two (2) years thereafter, Seller shall keep and maintain true and accurate books and other records containing such information as may be necessary in order to enable Buyer to verify any of the amounts claimed by Seller to be payable to it pursuant to Article 4 hereof.  Buyer shall have the right to inspect and copy (at Buyer’s expense) said books and records, upon reasonable notice, at Seller’s principal executive offices during regular business hours, for the purpose of verifying any such amounts.

ARTICLE 8
FORCE MAJEURE

8.1.          Neither party shall be responsible or liable to the other party for any failure to perform as a result of any event or circumstance beyond such party’s reasonable ability to control, including, but not limited to, acts of God, governmental actions, fires, labor disputes or shortages, or any other similar event or circumstance.

ARTICLE 9
INDEMNIFICATION

9.1.          Seller shall indemnify and hold harmless Buyer and its affiliates and each of their respective officers, directors, employees, managers, partners and agents (collectively, “Buyer Indemnified Parties”) from and against any liability, loss, damage, cost and expense (including reasonable attorneys’ fees and costs of litigation) (collectively, “Losses”) which any of the Buyer Indemnified Parties may suffer or incur arising out of or by reason of (i) Seller’s gross negligence and willful misconduct in connection with this Agreement and (ii) any claim or action that any third person or entity may make or file against any of the Buyer Indemnified Parties resulting from a breach by Seller of this Agreement.

9.2.          Buyer shall indemnify and hold harmless Seller and its affiliates and each of their respective officers, directors, employees, managers, partners and agents (collectively, “Seller Indemnified Parties”) from and against any Losses which any of the Seller Indemnified Parties may suffer or incur arising out of or by reason of (i) Buyer’s gross negligence and willful misconduct in connection with this Agreement and (ii) any claim or action that any third person or entity may make or file against any of the Seller Indemnified Parties resulting from a breach by Buyer of this Agreement.

9.3.          Notwithstanding anything to the contrary in this Agreement, the amount of any Losses for which either party shall be entitled to indemnification pursuant to this Section 9 shall be reduced, on a dollar for dollar basis, by the amount of any insurance proceeds recovered in respect thereof or any other amount recovered under any indemnity, contribution or other similar arrangement with a third Person in respect thereof.  Prior to recovering any indemnification pursuant to this Section 9, Seller or Buyer, as the case may be, shall use commercially reasonable efforts to collect any and all available amounts under any available insurance policies or agreements of indemnity, contribution or other similar arrangements with third Persons.

ARTICLE 10
LIMITATION OF LIABILITY

10.1.        Notwithstanding anything to the contrary in this Agreement, neither Buyer nor Seller shall be liable for the other’s special, consequential, incidental, punitive or exemplary damages that may be imposed upon, suffered or incurred by such other party in connection with any action or claim under this Agreement, even if the party has been advised by the other party of the possibility of such damages.

GENERAL PROVISIONS

10.2.        Counterparts.  This Agreement may be executed in any number of counterparts, including by facsimile, each of which when so executed and delivered shall be an original instrument, and all of which shall constitute one and the same agreement.

10.3.        Notices.  Any notices, requests, demands or other communications required or permitted to be sent hereunder shall be delivered personally or by facsimile, sent by overnight or international courier or mailed by registered or certified mail, return receipt requested, to the following addresses, and shall be deemed to have been received on the day of personal delivery or delivery by facsimile, one business day after deposit with an overnight domestic courier or three business days after deposit in the mail:

If to Buyer, to:

Mayne Pharma (USA) Inc.

650 From Road

Mack-Cali Centre II, Second Floor

Paramus, New Jersey 07652

Attention:  David Mulder, Senior Vice President, Corporate and Business Development
Facsimile: (201) 225-5505

With a copy, given in the manner prescribed above, to:	Vice President and General Counsel Facsimile: (201) 225-5567 and Blank Rome LLP One Logan Square Philadelphia, PA 19103 Attn: James Staiger, Esq. Telefax: (215) 832-5404

If to Seller, to:	SuperGen, Inc. 4140 Dublin Boulevard, Suite 200 Dublin, California 9456 Attn: James S. Manuso, Ph.D.; President and Chief Executive Officer Telefax:

With a copy, given in the manner prescribed above, to:	Wilson Sonsini Goodrich & Rosati, P.C. 650 Page Mill Road Palo Alto, CA 94304 Attn: Stephanie Sharron Telefax: (650) 493-6811

10.4.        Amendments.  This Agreement may only be amended or modified by a written instrument executed by both of the parties hereto.

10.5.        Entire Agreement.  This Agreement constitutes the entire agreement of the parties hereto with respect to the subject matter hereof, and supersedes all prior agreements and understandings between the parties hereto, oral and written, with respect to the subject matter hereof.

10.6.        Applicable Law; Jurisdiction.  This Agreement and all matters arising out of or related to this Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule thereof.  In any action between the parties, whether arising out of this Agreement, any of the agreements contemplated hereby or otherwise, (a) each of the parties irrevocably consents to the exclusive jurisdiction and venue of the federal and state courts located in the State of Delaware, (b) if any such action is commenced in a state court, then, subject to applicable law, no party shall object to the removal of such action to any federal court located in the State of Delaware, (c) each of the parties irrevocably waives the right to trial by jury, (d) each of the parties irrevocably consents to service of process by first class certified mail, return receipt requested, postage prepaid, to the address at which such party is to receive notice in accordance with Section 8.2 hereof, and (e) the prevailing parties shall be entitled to recover their reasonable attorneys’ fees, costs and disbursements from the other parties (in addition to any other relief to which the prevailing parties may be entitled).

10.7.        Headings.  The headings contained herein are for the sole purpose of convenience of reference, and shall not in any way limit or affect the meaning or interpretation of any of the provisions of this Agreement.

10.8.        Interpretation.  As used in this Agreement, unless the context otherwise requires: the word “including” shall mean “including without limitation”; words referencing number and gender shall be construed to be of such number and gender as the context requires or permits; words denoting natural persons shall include corporations, partnerships and other entities, and vice versa; and the words “hereof”, “herein” and “hereunder”, and words of similar import, shall refer to this Agreement as a whole, and not to any particular provision of this Agreement.

10.9.        Relationship of Parties.  Nothing contained herein shall be deemed or construed to (a) create any joint venture, partnership or agency relationship between the parties, or (b) confer upon either of the parties or their employees hereto any express, implied or apparent authority to incur any obligation or liability on behalf of the other.  None of the provisions of this Agreement is intended to create nor shall be construed to create any relationship between the parties other than that of independent entities contracting with each other solely for the purpose of effecting the provisions of this Agreement.

10.10.      Assigns.  This Agreement may not be transferred by either party (including by assignment, merger, or operation of law) without the prior written consent of the other party.  This Agreement shall be binding upon, and shall inure to the benefit of, the parties hereto and their respective successors and permitted assigns.

10.11.      Waiver.  No waiver shall be effective unless in writing.  No waiver by any party of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

10.12.      Fees and Expenses.  In the event that either party hereto is found to have breached this Agreement (either by a court of competent jurisdiction or otherwise), each other party hereto shall be entitled to reimbursement for all losses and costs and expenses associated with enforcing such non-breaching party’s rights and remedies under this Agreement, including but not limited to legal fees and costs of litigation.

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IN WITNESS WHEREOF, each of the parties hereto has duly executed and delivered this Agreement as of the date first above written.

MAYNE PHARMA (USA) INC.

By:	/s/ KENT K. MATSUMOTO
Name: Kent K. Matsumoto
Title: Vice President, General Counsel and Secretary

SUPERGEN, INC.

By:	/s/ MICHAEL MOLKENTIN
Name: Michael Molkentin
Title: Chief Financial Officer

[Signature page to Transition Services Agreement (U.S., Canada and Mexico)]

EXHIBIT A

SELLER TRANSITION SERVICES

EXHIBIT B

BUYER TRANSITION SERVICES